Exhibit 99.1

November 3, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for the Third Quarter of 2015

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.4% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its third quarter 2015 financial results, as published on November 2, 2015 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q3 RESULTS

Provides Progress Update on Major Development Projects

Toronto, Ontario (November 2, 2015) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), Canada’s leading owner, developer and manager of grocery anchored urban properties, announced today financial results for the three and nine months ended September 30, 2015.

SELECTED FINANCIAL INFORMATION
	Three months ended September 30		Nine months ended September 30
(unaudited)	2015	2014	2015	2014
Operating FFO (1) ($ millions)	$61.7	$55.2	$177.6	$162.7
Operating FFO per share — diluted (1)	$0.27	$0.26	$0.80	$0.77

Restructuring costs (4)	$13.0	$—	$13.0	$—
Restructuring costs per share — diluted (4)	$0.06	$—	$0.06	$—

FFO (1) ($ millions)	$47.5 (4)	$53.4	$162.4	$160.9
FFO per share — diluted (1)	$0.21 (4)	$0.25	$0.73	$0.76
Weighted average shares for FFO — diluted (000s)	225,537	212,367	223,236	210,936

Same Property NOI (1) ($ millions)	$89.5	$87.6	$268.8	$256.9
Same Property NOI growth (1) (2)	2.2%	3.8%	4.6%	2.9%

Net income attributable to common shareholders ($ millions)	$24.8	$39.0	$164.9	$151.9
Net income per share attributable to common shareholders — diluted	$0.11	$0.18	$0.73	$0.71
Weighted average shares for net income — diluted (000s)	225,536	215,360	240,574	231,803

Total portfolio occupancy rate (3)	94.7%	95.9%
Total Same Property occupancy rate (3)	95.8%	96.6%

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	Prior periods as reported; not restated to reflect current period categories.
(3)	As at September 30.
(4)	Refer to the Organizational Restructuring section of this press release.

QUARTERLY FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Operating FFO per Share: Operating FFO per share increased 3.8% or $0.01 to $0.27 per share (diluted) vs. $0.26 in the same prior year period. Operating FFO in total dollars increased 11.7% to $61.7 million from $55.2 million.

•	Same Property NOI Growth: Total Same Property NOI increased 2.2% compared to the same prior year period which includes the negative impact of Target closing in the second quarter of 2015.

•	Portfolio Occupancy Rate: Total portfolio occupancy declined to 94.7% as at September 30, 2015, from 95.9% as at September 30, 2014 primarily due to the closure of two Target stores during the second quarter of 2015, which represented 1.0% of total occupancy. Occupancy at September 30, 2015 and 2014 excluding vacant space held for development was 95.3% and 96.1%, respectively. Total portfolio occupancy was unchanged from the second quarter of 2015 despite the closure of one Canadian Tire location in Edmonton. The first Whole Foods Market in Alberta will open in a portion of this space.

•	Lease Renewal Rate Increase: Net rental rates increased 11.3% per square foot on 382,000 square feet of lease renewals (including a flat fixed rate renewal option by an anchor tenant for 70,000 square feet).

•	Growth in Average Net Rental Rate: The average net rental rate increased by 2.7% or $0.49 per square foot over the same prior year period to $18.83 per square foot.

•	Invested $83.8 million in Properties: The Company invested $68.4 million in development and property improvements and acquired four adjacent income-producing properties for $15.4 million. The Company also sold one excess land parcel for $0.7 million.

•	Net Income Attributable to Common Shareholders down $14.2 million: Net income decreased to $24.8 million or $0.11 per share (diluted) for the third quarter of 2015 compared to $39.0 million or $0.18 per share (diluted) for the same prior year period. The decrease was driven by a fair value loss on investment properties, as well as restructuring costs incurred in the quarter.

•	Organizational Restructuring: On September 22, 2015, the Company announced an organizational restructuring to streamline and enhance the effectiveness of its operations. The Company recognized restructuring costs of $13.0 million in the quarter and expects a further $1.0 million to $3.0 million to be recognized over the next few quarters for total estimated restructuring costs of $14.0 million to $16.0 million. These restructuring costs negatively impacted FFO in the quarter by $0.06 per share. Excluding these one time costs, FFO would have been $0.27 per share, up $0.02 per share from the prior year period.

“During the third quarter, we made notable progress in many areas of our business. At the property level, we continued to perform well and extended our track record of solid leasing spreads and growth in our same property net operating income. We also advanced our development program by achieving significant milestones both from a construction and leasing perspective. As well, we completed an organizational restructuring to enhance the effectiveness of our operations going forward,” said Adam Paul, President and CEO.

“As I stated several months ago, 2015 is a year of transition for First Capital. The initiatives we have undertaken were done to position us exceptionally well for the future. I am pleased with our progress in that regard and am increasingly optimistic as I look ahead,” Mr. Paul concluded.

FINANCIAL AND CAPITAL MARKETS HIGHLIGHTS

As at	September 30		December 31
($ millions)	2015	2014	2014
Total Assets	$8,212	$8,076	$7,908
Unencumbered assets	$5,605	$4,988	$4,959
Net debt to total assets (1)	42.5%	42.1%	42.2%
Weighted average term of fixed-rate debt (years) (1)	5.7	6.1	5.9

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.

•	Secured a $225.0 million construction facility for the Company’s King High Line project (FCR’s interest is 50%). The facility matures in February 2018 and carries an interest rate equal to the bankers acceptance rate plus 1.125% or the prime rate plus 0.125%.

DIVIDEND

The Company will pay a fourth quarter dividend of $0.215 per common share on January 11, 2016 to shareholders of record on December 30, 2015.

UPDATE ON MAJOR DEVELOPMENT PROJECTS

Yorkville Village, Toronto, Ontario

The redevelopment of the Company’s Yorkville Village shopping centre is progressing well. The redevelopment entails a complete renovation of the interior mall, including the creation of a brand new entrance from Yorkville Avenue in the heart of Yorkville. Construction is underway on the expansion and renovation of the interior mall, the new Yorkville entrance, a new façade comprising 470 feet of frontage on Avenue Road and the below grade parking facility.

First Capital Realty’s portfolio in Yorkville encompasses 285,000 square feet of leasable area with 515 underground parking stalls (215,000 square feet are located in the interior mall with the balance comprised of street front retail on Yorkville Avenue). Phase I of the Yorkville Village renovation includes 165,000 square feet and is currently 93% leased with substantial completion expected in early 2016. Tenants include Whole Foods Market, Equinox, Judith and Charles, Andrews, TNT, Teatro Verde and numerous others.

During the third quarter, First Capital Realty entered into a lease with Chanel, one of the most exclusive brands in the world. Chanel will relocate from Bloor Street into a new 8,500 square foot Canadian flagship boutique located in a unique street front building on Yorkville Avenue.

Shops at King Liberty, Toronto, Ontario

Construction of the King High Line component of the Company’s Liberty Village portfolio is presently underway, with concrete poured for four levels of underground parking and a portion of the ground floor retail. The project is located in the west part of downtown Toronto, in one of the city’s fastest growing neighbourhoods. The King High Line project will include approximately 160,000 square feet of urban retail space situated on 650 feet of frontage on Toronto’s King Street West. King High Line will also include 506 residential apartment suites and 775 underground parking stalls.

King High Line is being developed in a 50/50 joint venture, with First Capital Realty having the right to acquire its joint venture partner’s interest in the retail component at completion. As well, the joint venture has entered into an agreement with Canadian Apartment Properties Real Estate Investment Trust (CAP REIT), which will acquire a 1/3 interest in the residential component. CAP REIT will be responsible for property management and leasing of the residential component once construction is complete, which is expected in 2018. Upon completion of the King High Line project, First Capital Realty’s position in downtown Toronto’s Liberty Village will increase to approximately 470,000 square feet of retail and commercial space and 960 parking stalls in addition to a 1/3 interest in King High Line’s apartment suites and related parking.

Mount Royal Village, Calgary, Alberta

First Capital Realty has advanced the redevelopment of its Mount Royal Village properties located in the heart of the densely populated, fast growing, high income beltline district of downtown Calgary. The major renovation of the 135,000 square foot Mount Royal Village mixed-use complex is now substantially complete. This phase includes tenants such as London Drugs, GoodLife Fitness and Calgary’s first West Elm store, among several others.

Based on significant pre-leasing achieved during the third quarter of 2015, construction has now commenced on Mount Royal West, the next phase of this redevelopment. The Company is currently in the excavation phase for the development of a mixed-use property on this 1.3 acre site. The development plan includes a three-story, 90,000 square foot retail and commercial building. This building will be anchored by an Urban Fare grocery store (Overwaitea banner) and Canadian Tire, with each retailer occupying one full level. As well, the Company has entered into a binding agreement to sell 0.4 acres of the property to an established residential developer that is expected to construct 220 condominium units in a 34-storey tower adjacent to First Capital Realty’s retail building, both of which will be situated on top of a shared four-level below grade parking facility.

On completion of the Mount Royal West redevelopment project, First Capital Realty will own 380,000 square feet of retail and commercial space and 630 parking stalls at Mount Royal Village, with future redevelopment potential remaining.

Edmonton Brewery District, Edmonton, Alberta

Construction is presently underway at this urban retail development, with the below grade parking facility substantially complete and the structure erected for several buildings on the property. The Brewery District is located in a densely populated gentrifying area of downtown Edmonton, in close proximity to the city’s new Arena District. The Brewery District is expected to comprise approximately 310,000 square feet of retail and commercial space, with a total of 940 parking stalls. The property will be anchored by Loblaws City Market, Mountain Equipment Co-op, GoodLife Fitness and Shoppers Drug Mart.

Edmonton Brewery District is being developed in a 50/50 joint venture with Sun Life Financial. The joint venture partners have entered into a binding agreement to sell to an experienced developer a 2.3 acre parcel of land that is zoned to accommodate a multi-residential development of up to 306 units.

Carré Lucerne, Montreal, Quebec

Construction is currently underway on phase three of the redevelopment of the Company’s Carré Lucerne shopping centre (previously known as Ville Mont-Royal Shopping Centre), located in the affluent borough of Ville Mont-Royal in Montreal. This phase includes a two-level building that will house a Provigo Le Marché grocery store (Loblaws). Other tenants of the property include Pharmaprix (Shoppers Drug Mart), Scotiabank and Starbucks.

Once completed, Carré Lucerne will include 115,000 square feet of retail space and 390 parking stalls. The Company has also entered into an agreement with an experienced residential developer to sell the air rights to approximately 110 residential units in two buildings to be constructed on the property.

3080 Yonge Street, Toronto, Ontario

The Company will commence construction in the fourth quarter on its redevelopment of this mixed-use retail and office property located at the intersection of Yonge Street and Lawrence Avenue in Toronto, Ontario. Upon completion of the redevelopment, the property will comprise approximately 70,000 square feet of retail, 180,000 square feet of office space and 150 parking stalls. Notably, the property’s net operating income generated from retail space is expected to increase to approximately 50% from 5% while maintaining the previously existing net operating income generated from office space. During the third quarter, the Company entered into a lease with Loblaws to anchor the retail component with a grocery store. The redevelopment will also create a new second floor restaurant space featuring a large south-facing, indoor-outdoor rooftop patio, additional retail space facing Yonge Street and Lawrence Avenue, a new two-level façade and the integration of the TTC subway and bus station entrance into the property.

Collectively, the above properties are expected to comprise approximately $1.2 billion in total investment on completion of the presently active development phases, including approximately $240 million of future incremental investment. In addition to the projects above, the Company has a deep pipeline of future development and redevelopment opportunities in its portfolio.

TARGET UPDATE

First Capital Realty provided an update on the status of one of the two former Target stores in its portfolio. The Company’s former Target premise at Queenston Place in Hamilton, Ontario has been substantially re-leased to Loblaws and GoodLife Fitness, both of which are expected to open in the second quarter of 2016.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s third quarter results on Tuesday, November 3, 2015 at 2:00 p.m. (ET).

Teleconference

You can participate in the live conference toll-free at (866) 696-5910 or at (416) 340-2217 with access code 6661524. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through November 17, 2015 and can be accessed by dialing 905-694-9451 or toll free 800-408-3053 with access code 1558336.

Webcast

To access the audio webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be available on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of grocery anchored urban properties where people live and shop for everyday life. The Company currently owns interests in 158 properties, totaling approximately 24.3 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO, Operating FFO and Net debt. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and nine months ended September 30, 2015, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2014 and under “Risk Factors” in its current Annual Information Form.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@firstcapitalrealty.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@firstcapitalrealty.ca

www.firstcapitalrealty.ca

TSX : FCR